UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

1Q19 Results April 29th, 2019

1Q19 Results 2 April 29th 2019 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

1Q19 Results 3 April 29th 2019 Strong value creation and resilient capital position Net Attributable Profit (€m) 1,787 633 1,290 1,245 BBVA Chile sale 1,164 1,001 1Q18 2Q18 3Q18 4Q18 1Q19 TBV/Share + Dividends (€/sh.) +11% vs Mar18 +4% 6.10 0.16 5.86 Dividends 5.94 Dec-18 Mar-19 CET1 fully-loaded (%) Absorbing -11 bps of IFRS16 impact 11.34% 11.35% Dec-18 Mar-19 Note: The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 months of 2018 impacting 1Q18, 2Q18 and 3Q18 P&L and balance sheet figures. 1Q18 and 2Q18 figures include BBVA Chile recurrent operations (sale closed on July 6th).

1Q19 Results
April 29th 2019
4

1Q19 Highlights

01 Core revenue growth

NII + FEES (€ constant)
+8.0% vs. 1Q18

02 Outstanding operating income and efficiency

OPERATING INCOME
+10.2% vs. 1Q18 (€ constant)

EFFICIENCY
48.1% -118 bps vs. 12M18 (€ constant)

03 Sound risk indicators

NPL RATIO
3.94%
-53 bps vs. 1Q18

COVERAGE RATIO
74%
+110 bps vs. 1Q18

CoR
1.06%
+21 bps vs. 1Q18

04 Resilient capital position

CET 1 FL
11.35%
+1 bps vs. Dec-18
+12 bps vs. Dec-18 excluding IFRS16 impact

05 Focus on shareholder value

ROTE
11.9% Mar-19

TBV/SHARE + DIVIDENDS
6.10 +11% vs. Mar-18

06 Outstanding trend in digital sales and customers

DIGITAL SALES (units)
57%
Mar-19

DIGITAL CUSTOMERS
28.4 m +17%
Mar-19 vs. Mar-18

MOBILE CUSTOMERS
24.4 m +25%
Mar-19 vs. Mar-18

Note: For a better understanding of the financial performance of BBVA Group, in the whole 1Q19 results presentation: 1) BBVA Chile recurrent operations have been excluded in 1Q18 and 2Q18 (sale closed on July 6th). 2) The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 months of 2018.

1Q19 Results 5 April 29th 2019 1Q19 Profit & Loss Change 1Q19/1Q18 BBVA Group 1Q19% % constant (€m) Net Interest Income 4,420 5.8 9.5 Net Fees and Commissions 1,214 -0.6 2.6 Net Trading Income 426 8.7 13.5 Other Income & Expenses 8 -90.8 -89.6 Gross Income 6,069 3.3 7.0 Operating Expenses -2,922 0.7 3.7 Operating Income 3,147 5.8 10.2 Impairment on Financial Assets -1,023 28.5 31.4 Provisions and Other Gains and Losses -166 176.4 172.5 Income Before Tax 1,957 -7.6 -2.9 Income Tax -559 -7.7 -4.0 Non-controlling Interest -234 -6.5 20.9 Net Attributable Profit 1,164 -7.7 -6.0

1Q19 Results 6 April 29th 2019 Core Revenue Growth Net Interest Income (€m constant) +9.5% Good 4,728 4,488 4,420 performance 4,036 4,165 CPI in most Linkers geographies 1Q18 2Q18 3Q18 4Q18 1Q19 Net Trading Income (€m constant) +13.5% Positive impact from the sale of 426 Prisma stake in 375 313 Argentina in 1Q19 273 227 (107 Mn €) 1Q19 impacted 1Q18 2Q18 3Q18 4Q18 1Q19 by muted Global Markets activity Net Fees and Commissions (€m constant) +2.6% 1,214 Resilient 1,183 1,226 1,218 1,235 fee generation 1Q18 2Q18 3Q18 4Q18 1Q19 Gross Income (€m constant) +7.0% Supported 6,195 6,069 5,673 5,981 by solid 5,666 core revenue growth 1Q18 2Q18 3Q18 4Q18 1Q19

1Q19 Results 7 April 29th 2019 Outstanding Operating Income and Efficiency Group Operating Jaws (YoY (%); (€ constant)) INFLATION 6.1% Average 12m 8.0% 3.7% Core Operating Revenues expenses Group Operating Income (YoY (%); (€m constant)) +10.2% 3,147 2,855 1Q18 1Q19 Efficiency Ratio (%; € constant) 65.4% 50.1% 49.3% -118 bps 48.1% 12M17 12M18 3M19 European Peer Group Average European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Dec-18. BBVA figures as of Mar-19. Continued focus on efficiency

1Q19 Results 8 April 29th 2019 Sound risk indicators Financial Assets Impairments (€m constant) +31.4% 1,351 1,032 1,023 779 Impacted by 762 IFRS9 macro adjustment 1Q18 2Q18 3Q18 4Q18 1Q19 NPLs (€bn) - 1.8 € bn 19.1 19.3 17.7 17.1 17.3 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Cost of risk (%) 1.36% 1.06% 1.06% QTD 0.85% 0.83% 1.06% 1.02% 0.85% 0.91% YTD 0.80% 1Q18 2Q18 3Q18 4Q18 1Q19 NPL & Coverage ratios (%) 73% 71% 73% 73% 74% Coverage 4.5% 4.4% 4.1% 3.9% 3.9% NPL Mar-18 Jun-18 Sep-18 Dec-18 Mar-19

1Q19 Results
April 29th 2019
9

Resilient capital position

CET1 fully-loaded - BBVA Group

YtD Evolution (%, bps)


+1 bps
+12 bps
11.34%
Dec-18
-11 bps
IFRS16 impact
11.23%
Dec.18 proforma
33 bps
Net Earnings
-15 bps
Dividends & AT1 coupons
-6 bps
Others*
11.35%
Mar-19

(*) Others includes RWAs evolution and market related impacts such as FX impact, mark to market of the Held To Collect and Sell portfolios, among others items.

High quality capital

Leverage ratio fully-loaded (%)


6.4%
#1
BBVA
5.0%
European Peer Group Average

AT1 and Tier 2 buckets already covered (1)

Mar-19, fully-loaded (%)


1.81%
REQUIREMENTS
1.5%
AT1 proforma
2.23%
2.0%
Tier 2 proforma

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Dec-18. BBVA figures as of Mar-19.
(1) AT1 proforma includes €1.0Bn issued back in Mar'19 (+28bps) and TIER2 proforma includes €0.75Bn issued back in Feb'19 (+21bps). Pending ECB's authorization.

1Q19 Results 10 April 29th 2019 Focus on shareholder value TBV per Share & Dividends (€ per Share) +11% +4% 6.20 5.80 5.96 5.60 5.65 0.26 Dividends 0.10 0.10 5.94 5.86 5.70 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 2018 Figures include BBVA Chile recurrent operations (sale closed on July 6th). Leading profitability metrics (%) ROTE 11.9% 7.7% BBVA European Peer Group Average ROE 9.9% 6.4% BBVA European Peer Group Average European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Dec-18. BBVA figures as of Mar-19.

1Q19 Results 11 April 29th 2019 The impact of transformation GROWTH Digital driving growth ACTIVE CLIENTS GROWTH (# OF CLIENTS, BBVA GROUP) +4.6 million in the last 2 years ENGAGEMENT AND TRANSACTIONALITY Being in the cash flow of our clients HIGHER ENGAGEMENT AND CROSS SELL (# MULTIPRODUCT CUSTOMERS, 3 MONTHS AFTER ONBOARDING, PERU) 2.4x With new digital tools NETWORK PRODUCTIVITY Devoting more time to advice and sales BRANCH PRODUCTIVITY (PRODUCTS SOLD PER BRANCH PER MONTH, USA) +42% in the last 2 years EFFICIENCY Reducing transaction costs PROCESSING COST PER TRANSACTION (€/Tx, BBVA GROUP) -31% in the last 2 years

1Q19 Results 12 April 29th 2019 Growing in digital and mobile customers, leading to an outstanding trend in digital sales Digital Customers (Mn, % growth) +28% +17% 28.4 24.2 19.0 Mar-17 Mar-18 Mar-19 PENETRATION PENETRATION PENETRATION 38% 46% 53% Mobile Customers (Mn, % growth) +47% +25% 24.4 19.5 13.3 Mar-17 Mar-18 Mar-19 PENETRATION PENETRATION PENETRATION 27% 37% 45% Digital Sales (% of total sales YtD, # of transactions and PRV*) 57 UNITS 48 28 PRV 43 32 17 Mar-17 Mar-18 Mar-19 Figures have been restated in order to include credit card related financing solutions and FX. (*) Product Relative Value as a proxy of a better economic representation of units sold.

1Q19 Results 13 April 29th 2019 Differentiating through digital Availability of products through App BBVA 83% Peer 1 65% Peer 2 64% Peer 3 62% Peer 4 60% Peer 5 50% Peer 6 49% Peer 7 35% Peer 8 34% Solutions provided by our App SALES SERVICE ADVICE Source: Management Solutions report – Mobile Banking apps “Spanish market mobile banking apps benchmark report (3Q18).” Peer group includes: Bankia, Bankinter, Caixa, EVO, ImaginBank, ING, Sabadell, Santander.

Business Areas

1Q19 Results
April 29th 2019
15

Spain

Profit & Loss (€m)	1Q19	Δ (%) vs 1Q18	Δ (%) vs 4Q18
Net Interest Income	**882**	**-4.9**	**-4.5**
Net Fees and Commissions	414	0.3	0.6
Net Trading Income	108	-35.2	-47.3
Other Income & Expenses	94	14.0	n.s.
Gross Income	**1,497**	**-5.7**	**1.6**
Operating Expenses	-814	-3.5	-0.3
Operating Income	**683**	**-8.2**	**3.9**
Impairment on Financial Assets	-78	-37.9	-19.4
Provisions & other gains (losses)	-123	194.7	-39.1
Income Before Tax	**482**	**-16.5**	**34.3**
Income Tax	-137	-20.7	174.0
Net Attributable Profit	**345**	**-14.7**	**11.7**

Activity (Mar-19)


YtD
+0.2%
YtD
+0.0%
YoY
€bn
166.8
+1.8%
€bn
245.5
YoY
+4.3%
Mortgages 74.1 -3.0%
Consumer + Credit Cards 12.2 +19,7%
Very small businesses 13.4 +5,3%
Mid-size companies 16.1 +7,0%
Corporates + CIB 23.6 +5,9%
Public sector 17.0 -5,8%
Other 10.4 +13,3%
Demand Deposits 146.5 +13.3%
Time Deposits 34.8 -19.1%
Off-BS Funds 64.2 +1.9%
Lending1
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

Key Ratios


Customer Spread (%)
Yield on loans
2.01
2.03
2.04
1.94
1.95
1.96
Customer spread
Cost of deposits
0.07
0.08
0.07
1Q18
4Q18
1Q19


Asset Quality ratios (%)
58.6
56.7
57.8
Coverage
6.58
5.10
4.95
NPL ratio
0.29
0.21
0.18
CoR (YtD)
1Q18
4Q18
1Q19

- **Loans:** continued growth in most profitable retail segments and acceleration in commercial portfolios
- **Customer spread** continued improvement on loan yields
- **NII:** good commercial activity offset by lower ALCO contribution, IFRS16 and excess liquidity
- **Costs** continue to go down
- **Asset quality** continues to improve: NPLs -€279 Mn QoQ and CoR < 20 bps, better than expected

1Q19 Results
April 29th 2019
16

USA

Profit & Loss (€m)	1Q19	Δ Constant vs 1Q18 (%)	Δ Current vs 1Q18 (%)	Δ Constant vs 4Q18 (%)
Net Interest Income	**615**	**8.4**	**17.4**	**0.0**
Net Fees and Commissions	151	-5.7	2.1	1.9
Net Trading Income	41	54.0	67.3	1.7
Other Income & Expenses	-3	n.s.	n.s.	n.s.
Gross Income	**804**	**6.3**	**15.1**	**-1.1**
Operating Expenses	-473	0.5	8.8	-3.9
Operating Income	**331**	**15.7**	**25.3**	**3.3**
Impairment on Financial Assets	-162	634.8	695.7	82.2
Provisions & other gains (losses)	-10	n.s.	n.s.	n.s.
Income Before Tax	**160**	**-41.4**	**-36.6**	**-31.9**
Income Tax	-32	-47.0	-42.6	-17.9
Net Attributable Profit	**127**	**-39.8**	**-34.8**	**-34.7**

Activity (Mar-19)
(constant €)


YtD -0.9%
YtD +0.1%
YoY
€bn
61.4
+6.6%
Mortgages 14.2 +3.3%
Consumer + Credit Cards 6.2 +22.2%
Other commercial 25.2 +6.8%
C&IB 9.2 +6.9%
Public sector 5.5 +1.5%
Others 1.2 -1.3%
Lending[1]
YoY
€bn
65.2
+1.5%
Demand Deposits 48.4 +0.3%
Time Deposits 16.8 +5.3%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

Key Ratios

Customer Spread (%)


Yield on loans
4.31
4.83
5.04
3.86
4.09
4.19
Customer spread
Cost of deposits
0.45
0.74
0.84
1Q18
4Q18
1Q19

Asset Quality ratios (%)


98.1
84.7
84.9
Coverage
1.17
1.26
1.40
NPL ratio
0.16
0.39
1.06
CoR (YtD)
1Q18
4Q18
1Q19

- **Loans:** mid-single digit loan growth, biased towards consumer loans
- **NII** growth at high single-digit, main P&L driver. Customer spread continues its upward trend
- Widening **jaws**
- **CoR** up due to negative IFRS9 macro impact, large tickets and write offs in consumer. 2018 favored by exceptional provision releases and positive IFRS9 macro impact

1Q19 Results
April 29th 2019
17

Mexico

Profit & Loss (€m)	1Q19	Δ Constant vs 1Q18 (%)	Δ Current vs 1Q18 (%)	Δ Constant vs 4Q18 (%)
Net Interest Income	**1,500**	**7.8**	**13.9**	**-0.8**
Net Fees and Commissions	300	1.2	6.9	-4.8
Net Trading Income	63	-12.3	-7.4	147.6
Other Income & Expenses	40	-15.9	-11.1	-42.0
Gross Income	**1,902**	**5.3**	**11.2**	**-1.0**
Operating Expenses	-634	4.8	10.7	-0.5
Operating Income	**1,268**	**5.5**	**11.5**	**-1.2**
Impairment on Financial Assets	-395	-0.9	4.7	-23.9
Provisions & other gains (losses)	4	-83.1	-82.1	-142.1
Income Before Tax	**877**	**6.2**	**12.2**	**16.0**
Income Tax	-250	10.4	16.7	20.5
Net Attributable Profit	**627**	**4.7**	**10.6**	**14.3**

Activity (Mar-19)
(constant €)


YtD +0.1%
YtD +0.9%
€bn 53.0
YoY +8.6%
€bn 72.1
YoY +6.5%
Mortgages 9.9 +8.5%
Consumer 8.1 +11.9%
Credit Cards 4.7 +0.7%
SMEs 3.6 +4.1%
Other commercial 23.1 +9.7%
Public sector 3.6 +11.0%
Demand Deposits 38.6 +4.2%
Time Deposits 10.6 +8.9%
Off-BS Funds 22.8 +9.3%
Lending[1]
Cust. Funds[1]

(1) Performing loans and Cust. Funds under management, excluding repos, according to local Gaap.

Key Ratios

Customer Spread (%)


Yield on loans
12.65
12.84
13.04
10.88
10.58
10.74
Customer spread
Cost of deposits
1.77
2.25
2.31
1Q18
4Q18
1Q19

Asset Quality ratios (%)


153.3
154.1
158.7
Coverage
2.13
2.05
2.04
NPL ratio
3.18
3.07
2.93
CoR (YtD)
1Q18
4Q18
1Q19

- **NII** as the main P&L driver
- High-single digit **loan growth** YoY, driven by commercial, consumer and mortgages. Market shares gains in retail segments QoQ
- **Positive Jaws:** Costs impacted by an increased contribution to BBVA Foundation. Excluding this, opex growing +3.8% YoY in constant terms
- Strong **asset quality metrics**. CoR at 293 bps

1Q19 Results
April 29th 2019
18

Turkey

Profit & Loss (€m)	1Q19	Δ Constant vs 1Q18 (%)	Δ Current vs 1Q18 (%)	Δ Constant vs 4Q18 (%)
Net Interest Income	**695**	**20.2**	**-7.7**	**-26.2**
Net Fees and Commissions	194	25.8	-3.4	10.2
Net Trading Income	-11	n.s.	n.s.	-39.1
Other Income & Expenses	6	-66.8	-74.5	-69.8
Gross Income	**884**	**15.5**	**-11.3**	**-21.0**
Operating Expenses	-313	14.7	-12.0	-7.6
Operating Income	**571**	**16.0**	**-10.9**	**-26.8**
Impairment on Financial Assets	-202	74.5	33.9	-63.2
Provisions & other gains (losses)	-1	-105.7	-104.4	-94.5
Income Before Tax	**368**	**-7.7**	**-29.1**	**75.5**
Income Tax	-79	-8.8	-30.0	236.4
Non-controlling interest	-147	-7.0	-28.6	55.3
Net Attributable Profit	**142**	**-7.7**	**-29.2**	**54.8**

Activity (Mar-19)

(constant €, Bank only)


YoY1
YtD
-0.6%
FC
YtD
+7.2%
TL
Commercial
Retail
13.5
10.6
13.0
-19.8%
7.0%
22.0%
-2.9%
Lending2
YoY1
YtD
+7.9%
FC
Time
Demand
YtD
+0.1%
TL
Time
Demand
14.0
5.8
12.6
3.5
-8.2%
-15.3%
14.7%
12.0%
15.5%
1.0%
Cust. Funds2

(1) FC evolution excluding FX impact. (2) Performing loans and Cust. Funds under management, excluding repos, according to local Gaap.

Key Ratios

Customer Spread (%)


4.94
FC
4.95
4.16
4.35
TL
2.50
1.12
1Q18
4Q18
1Q19

Asset Quality ratios (%)


85.8
81.0
77.6
Coverage
3.73
5.25
5.75
NPL ratio
1.17
2.44
1.82
CoR (YtD)
1Q18
4Q18
1Q19

- **Better than expected performance**. Strong growth QoQ, despite lower contribution from CPI linkers
- **Loans:** TL loan growth at mid single-digit. FC loans continue decreasing YoY
- **Customer spread:** strong recovery vs. 4Q thanks to the reduction of TL deposit costs
- **Strong fee growth**
- **Asset quality**: CoR at 182 bps, so far better than expectations (<300 bps)

1Q19 Results
April 29th 2019
19

South America

Net Attributable Profit (€m)	1Q19	Δ Constant (1) vs 1Q18 (%)	Δ Current vs 1Q18 (%)	Δ Constant (1) vs 4Q18 (%)
Colombia	58	-5.0	-6.4	21.2
Peru	43	15.1	21.3	-36.2
Argentina	60	n.s.	n.s.	n.s.
Other[2]	32	15.4	11.9	-10.9
South America	**193**	**86.5**	**50.9**	**73.5**

(1) Venezuela in current €m
(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia
South America comparison at constant perimeter (excl. BBVA Chile in 1Q18)

Activity (Mar-19) (constant €)


YtD +1.3%
YtD +3.9%
€bn 35.4
YoY[2] +7.5%
Peru 14.3 +6.5%
Colombia 12.2 +2.1%
Argentina 3.9 +38.0%
Others 5.1 +5.9%
Lending[1]
€bn 49.8
YoY[2] +12.2%
Peru 16.1 +12.6%
Colombia 14.2 +4.3%
Argentina 6.7 +61.6%
Others 12.8 +3.7%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management. (2) Excluding BBVA Chile.

Key Ratios

Customer Spread (%)


12.70
14.72
15.98
6.72
6.91
6.76
6.75
6.69
6.62
1Q18
4Q18
1Q19

Cost of Risk YtD (%)


1.09
1.60
2.13
1.83
2.16
2.30
1.62
0.98
1.60
1Q18
4Q18
1Q19

- **Colombia: Operating income +8% YoY** driven by NTI and flat expenses. Bottom line -5% YoY due to higher provisions (large ticket)
- **Peru: NII as the main P&L driver**, thanks to a more profitable loan mix
- **Argentina**: **Bottom line improvement thanks to NII**, driven by higher contribution from the bond portfolio, **and the positive impact from the sale of Prisma stake** (+50 Mn €)

Final remarks 01 Double digit operating income growth driven by core revenues and continued efficiency improvement 02 Resilient capital position, absorbing the full impact of IFRS16 03 Strong value creation and leading double-digit profitability 04 Transformation positively impacting growth, transactionality, productivity and efficiency

1Q19 Results 21 April 29th 2019 Annex 01 Customer spread by country 02 Gross Income breakdown 03 Net Attributable Profit evolution 04 P&L accounts by business unit 05 Argentina: hyperinflation adjustment 06 ALCO portfolio & LCRs 07 Garanti: wholesale funding 08 RWA by business area 09 Book Value of the main subsidiaries 10 Digital sales breakdown

01 Customer spread by country

1Q19 Results
April 29th 2019
23

Customer spreads: Quarterly evolution

Average

	1Q18	2Q18	3Q18	4Q18	1Q19
Spain	1.94%	1.94%	1.93%	1.95%	1.96%
Yield on Loans	2.01%	2.01%	2.01%	2.03%	2.04%
Cost of Deposits	-0.07%	-0.07%	-0.08%	-0.08%	-0.07%
USA	3.86%	3.97%	3.99%	4.09%	4.19%
Yield on Loans	4.31%	4.51%	4.65%	4.83%	5.04%
Cost of Deposits	-0.45%	-0.54%	-0.66%	-0.74%	-0.84%
Mexico MXN	12.06%	11.89%	11.80%	11.76%	11.81%
Yield on Loans	14.20%	14.20%	14.29%	14.38%	14.50%
Cost of Deposits	-2.14%	-2.30%	-2.49%	-2.62%	-2.69%
Mexico FC[1]	3.93%	4.06%	4.10%	4.27%	4.42%
Yield on Loans	4.02%	4.20%	4.26%	4.46%	4.66%
Cost of Deposits	-0.09%	-0.14%	-0.15%	-0.19%	-0.24%

	1Q18	2Q18	3Q18	4Q18	1Q19
Turkey TL	4.94%	5.18%	4.02%	1.12%	2.50%
Yield on Loans	14.55%	15.14%	17.19%	18.98%	19.02%
Cost of Deposits	-9.62%	-9.96%	-13.17%	-17.86%	-16.52%
Turkey FC[1]	4.16%	4.44%	4.47%	4.35%	4.95%
Yield on Loans	6.45%	6.79%	7.09%	7.48%	7.47%
Cost of Deposits	-2.29%	-2.35%	-2.62%	-3.13%	-2.52%
Argentina	12.70%	13.29%	14.15%	14.72%	15.98%
Yield on Loans	19.29%	20.72%	24.00%	29.09%	28.50%
Cost of Deposits	-6.59%	-7.43%	-9.85%	-14.37%	-12.53%
Colombia	6.72%	6.79%	6.78%	6.91%	6.76%
Yield on Loans	11.31%	11.22%	10.99%	11.07%	10.90%
Cost of Deposits	-4.60%	-4.43%	-4.21%	-4.16%	-4.13%
Peru	6.75%	6.75%	6.70%	6.69%	6.62%
Yield on Loans	7.92%	7.84%	7.84%	7.89%	7.89%
Cost of Deposits	-1.17%	-1.09%	-1.14%	-1.20%	-1.27%

(1) Foreign currency
Note: USA ex NY Business Activity.

02 Gross Income breakdown

1Q19 Results 25 April 29th 2019 Gross Income breakdown 3M19 Spain 1,497 €m Rest of Eurasia 24% 103 €m 2% USA 13% 804 €m South America 16% 985 €m 14% Turkey 884 €m 31% Mexico 1,902 €m Note: Figures exclude Corporate Center.

03 Net Attributable Profit evolution

1Q19 Results 27 April 29th 2019 Group – Net Attributable Profit (€m) BUSINESSES -71 €m 1,290 1,164 90 -29 28 -23 -59 -4 -84 -12 -32 3M18 BBVA Chile FX Spain USA Mexico Turkey Rest of South Corp. Center 3M19 Effect Eurasia America YoY (%) -14.7 -39.8 4.7 -7.7 -66.9 86.5 (constant €)

04 P&L accounts by business unit Rest of Eurasia Corporate Center Colombia Peru

1Q19 Results 29 April 29th 2019 Rest of Eurasia - Profit & Loss Change (%) Rest of Eurasia (€m) 1Q19 vs 1Q18 vs 4Q18 Net Interest Income 39 -8.0 -20.2 Net Fees and Commissions 36 -7.6 48.7 Net Trading Income 27 -39.0 10.8 Other Income & Expenses 2 141.5 n.s. Gross Income 103 -17.8 6.9 Operating Expenses -70 -2.6 -4.9 Operating Income 34 -37.8 43.8 Impairment on Financial Assets (net) -10 -160.5 -131.4 Provisions (net) and other gains (losses) -1 1.2 -90.1 Income Before Tax 23 -67.6 -53.8 Income Tax -7 -69.3 -51.3 Net Attributable Profit 16 -66.9 -54.7

1Q19 Results 30 April 29th 2019 Corporate Center - Profit & Loss Change (%) Corporate Center (€m) 1Q19 vs 1Q18 vs 4Q18 Net Interest Income -71 4.9 11.5 Net Fees and Commissions -15 104.9 75.8 Net Trading Income -7 -70.2 -88.0 Other Income & Expenses -14 n.s. -154.0 Gross Income -107 5.1 2.2 Operating Expenses -239 12.7 13.5 Operating Income -346 10.2 9.7 Impairment on Financial Assets (net) -1 n.s. -75.2 Provisions (net) and other gains (losses) -23 -63.0 n.s. Income Before Tax -370 -1.7 23.1 Income Tax 84 -11.3 153.3 Net Attributable Profit -286 1.5 6.7

1Q19 Results 31 April 29th 2019 Colombia - Profit & Loss Change (%) Colombia (constant €m) 1Q19 vs 1Q18 vs 4Q18 Net Interest Income 212 2.7 1.5 Net Fees and Commissions 22 -3.8 -20.8 Net Trading Income 20 45.7 11.4 Other Income & Expenses 8 28.9 68.1 Gross Income 263 5.1 1.0 Operating Expenses -93 0.7 -2.4 Operating Income 169 7.8 3.0 Impairment on Financial Assets (net) -73 34.0 -19.0 Provisions (net) and other gains (losses) -1 -52.9 -4.7 Income Before Tax 95 -4.7 30.1 Income Tax -34 -4.2 48.4 Net Attributable Profit 58 -5.0 21.2

1Q19 Results 32 April 29th 2019 Peru - Profit & Loss Change (%) Peru (constant €m) 1Q19 vs 1Q18 vs 4Q18 Net Interest Income 219 15.0 -2.1 Net Fees and Commissions 54 5.8 -12.2 Net Trading Income 39 6.4 5.5 Other Income & Expenses -6 106.6 -42.7 Gross Income 306 11.1 -1.7 Operating Expenses -112 8.0 2.6 Operating Income 194 13.0 -4.1 Impairment on Financial Assets (net) -57 4.2 n.s Provisions (net) and other gains (losses) -4 n.s. -74.2 Income Before Tax 133 14.0 -31.7 Income Tax -39 12.9 -21.5 Net Attributable Profit 43 15.1 -36.2

05 Argentina: hyperinflation adjustment

1Q19 Results 34 April 29th 2019 Argentina hyperinflation adjustment Profit & Loss 1Q19 Hyperinflation 1Q19 (€m) (reported) adjustment Ex. Hyperinflation Net Interest Income 219 7 212 Net Fees and Commissions 32 1 31 Net Trading Income 137 3 133 Other Income & Expenses -109 -82 -26 Gross Income 279 -71 350 Operating Expenses -105 -7 -98 Operating Income 174 -78 252 Impairment on Financial Assets (net) -23 -1 -22 Provisions (net) and other gains (losses) -5 0 -5 Income Before Tax 145 -79 224 Income Tax -54 8 -62 Non Controlling Interest -32 22 -54 Net Attributable Profit 60 -49 109

06 ALCO portfolio and Liquidity Coverage Ratios (LCRs)

1Q19 Results 36 April 29th 2019 ALCO portfolio & Liquidity Coverage Ratios (LCRs) ALCO Portfolio breakdown by region (€ bn) 53.9 South America 3.5 Mexico 4.6 Turkey 9.3 USA 10.6 Euro1 25.9 Mar-18 49.7 South America 2.4 Mexico 4.7 Turkey 8.3 USA 11.7 Euro1 22.6 Dec-18 52.4 South America 2.9 Mexico 6.4 Turkey 8.2 USA 11.9 Euro1 23.0 Mar-19 (1) Figures excludes SAREB bonds (€5.0bn as of Mar-18 and €4.6bn as of Dec-18 and Mar-19) and High Quality Liquid Assets portfolios (€1.3bn as of Mar-18, €3.0bn as of Dec-18 and €8.7bn as of Mar-19) . BBVA Group and Subsidiaries LCR Significantly above the 100% requirement Mar-19 BBVA Group Euro USA1 Mexico Turkey S. Amer. LCR 127% (155%2) 144% 145% 151% 208% well >100% (1) Compass LCR calculated according to local regulation (Fed Modified LCR). (2) LCR of 127% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 155%

07 Garanti: wholesale funding

1Q19 Results 38 April 29th 2019 Turkey – Liquidity & Funding Sources Solid liquidity position: • Improved LTD ratio to 99%, decreasing by 1 p.p. in 1Q19, mainly driven by the continued improvement in the Foreign Currency LTD by c.5 p.p. to 61% • Stable Foreign currency loans in 1Q19 • Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 208% vs ?100% required in 2019 Limited external wholesale funding needs: USD 12.3 Bn FC Liquidity Buffers Short Term Swaps Unencumbered FC securities FC Reserves under ROM1 Money Market Placements c. USD 11.4 Bn liquidity buffer Note: All figures are Bank-only, as of March 2019 (1) ROM: Reserve Option Mechanism External Wholesale Funding Maturities2 (USD Bn) Total 2019: USD 5.2bn 6.2 2.1 1.5 1.6 1.0 2Q19 3Q 19 4Q19 2020 >=2021 Covered Bond Subdebt Syndicated loans Securitization Senior Other 3 USD 12.3 Bn total maturities (2) Includes TRY covered bonds and excludes on balance sheet IRS transactions (3) Other includes mainly bilateral loans, secured finance and other ST funding Ample liquidity buffers and limited wholesale funding maturities in 2019

08 Risk-Weighted Assets by business area

1Q19 Results 40 April 29th 2019 Risk-Weighted Assets by business area Fully-Loaded RWA Breakdown by business area and main countries (€m) Mar-18 Dec-18 Mar-19 Spain 109,746 104,125 107,935 USA 57,266 64,175 64,969 Turkey 60,904 56,486 58,526 Mexico 47,715 53,177 54,794 South America 55,732 42,724 44,964 Argentina 8,682 8,036 7,963 Chile 14,681 2,243 2,361 Colombia 12,974 12,680 13,671 Peru 14,618 15,739 17,129 Others 4,777 4,024 3,840 Rest of Eurasia 15,052 15,464 16,004 Corporate Center 10,432 12,654 13,982 BBVA Group 356,847 348,804 361,173

09 Book Value of the main subsidiaries

1Q19 Results 42 April 29th 2019 Book Value of the main subsidiaries1,2 € Bn Mar19 Mexico 10.2 USA 7.6 Turkey 4.0 Colombia 1.3 Peru 1.0 Argentina 0.8 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes Garanti subsidiaries.

10 Digital sales breakdown

1Q19 Results 44 April 29th 2019 Digital sales: outstanding trend across the board (% of total sales YtD, # of transactions and PRV**) GROUP 56.8 UNITS 48.0 28.0 PRV 31.9 42.6 17.2 Mar-17 Mar-18 Mar-19 SPAIN 47.7 UNITS 42.6 24.1 PRV 41.3 33.1 16.9 Mar-17 Mar-18 Mar-19 USA* 27.4 UNITS 20.7 PRV 16.1 24.2 12.3 18.0 Mar-17 Mar-18 Mar-19 MEXICO 52.9 UNITS 38.5 17.9 PRV 42.0 10.8 25.7 Mar-17 Mar-18 Mar-19 TURKEY 84.4 UNITS 79.6 51.9 64.8 PRV 56.4 37.0 Mar-17 Mar-18 Mar-19 SOUTH AMERICA 58.4 UNITS 49.4 31.0 PRV 20.6 24.6 11.0 Mar-17 Mar-18 Mar-19 Figures have been restated in order to include credit card related financing solutions and FX. Group and South America figures exclude Venezuela and Chile. (*) Excludes ClearSpend Debit cards. (**) Product Relative Value as a proxy of a better economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29, 2019	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative